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                                                                  EXHIBIT (99)-3
PRIMERGY CORPORATION
Northern States Power Company
Wisconsin Energy Corporation

                                                Primergy (pri'mer-je) N. 1 The
                                                first part of the new corporate
                                                name conveys a company of first
                                                choice ("prime"). 2 The second
                                                part conveys the energy aspect
                                                of our business. 3 Primergy
                                                signifies what we expect our
                                                company will be -- AN INDUSTRY
                                                LEADER.
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LETTER FROM THE CHAIRMEN

Northern States Power Company and Wisconsin Energy Corporation are combining to form Primergy Corporation. Through this combination, we are seeking to benefit shareholders of both companies by creating a more competitive company in our changing business environment. We expect this "merger of equals" to create opportunities for earnings and dividend growth for our combined shareholders. At our upcoming shareholders' meetings on September 13, 1995, we encourage you to vote in favor of the merger.

Our recognition of the inevitable changes and consolidation coming to the energy industry prompted our agreement in April 1995 to merge our two companies. The merger will increase our financial strength and flexibility to help us remain successful in this increasingly competitive environment. Primergy will be the tenth largest investor-owned utility company in the United States, based on historical market capitalization.

Primergy is expected to have many and significant advantages, including greater efficiencies and estimated cost savings of about $2 billion over the next 10 years. These savings will help us ensure continued competitive rates over the long term, which will enable our communities to attract new business, add jobs and strengthen the economy in our combined service area.

Our commitment to the area we serve extends beyond strengthening its economy. Primergy's operating companies will remain active supporters of our neighborhoods and communities; our strong commitment and presence will continue.

With this merger, we are initiating a thoughtful combining of resources and talents to manage successfully in the more demanding times ahead. The merger brings together the experience of NSP and WEC in both regulated and unregulated markets. Together, we should be in an excellent position to provide superior service to our customers at attractive prices. Our common goal is to be a premier investor-owned energy company -- in meeting customer needs, offering competitive rates and creating shareholder value.

Recently, we filed our joint merger application with the Federal Energy Regulatory Commission, and we expect to file soon with other federal and state regulatory bodies where merger approval is required. In addition, on September 13, 1995, we will hold meetings in Milwaukee and Minneapolis for shareholders of both companies to vote on the proposed merger, as discussed in the enclosed joint proxy materials. We expect that, pending receipt of all regulatory approvals needed, the transaction will be completed by the fourth quarter of 1996.

Inside, and in the accompanying joint proxy materials, you will read more about the strategic reasons that led to this proposed merger and the significant benefits it can provide to our shareholders. The realization of these benefits is dependent on, among other things, your approval of the transaction and on receipt of satisfactory regulatory approvals. While we believe that the merger will create numerous opportunities for enhancing shareholder value, there can be no guarantee that the anticipated benefits will be achieved. We encourage you to read the information carefully and to vote in favor of the merger at the September 13 shareholders' meetings. Together, we're even better.

             [LOGO]
       [LOGO]

James J. Howard                             Richard A. Abdoo

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          CHAIRMAN, PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER
NORTHERN STATES POWER COMPANY               WISCONSIN ENERGY CORPORATION
[Picture of Messrs. Howard and Abdoo holding Primergy Corporation sign]

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PRIMERGY: THE NEW COMPANY                      POST MERGER

      [Map of North Dakota, South Dakota, Minnesota, Wisconsin and the Upper Peninsula of Michigan which illustrates the post merger service area of NSP (portions of North Dakota, South Dakota and Minnesota) and WEC (portions of Wisconsin and the Upper Peninsula of Michigan)]

                 PRIMERGY WOULD SERVE APPROXIMATELY 2.3 MILLION
                   ELECTRIC CUSTOMERS AND 750,000 NATURAL GAS
                  CUSTOMERS IN A SERVICE AREA OF 61,000 SQUARE
                MILES COVERING PORTIONS OF MINNESOTA, WISCONSIN,
                NORTH DAKOTA, SOUTH DAKOTA AND MICHIGAN. IT IS
                        EXPECTED THAT AFTER THE MERGER,
                NSP-WISCONSIN WILL BE MERGED INTO WEC'S SYSTEM.

PRIMERGY: THE NEW COMPANY*
Service Area           61,000 SQ. MI.
Total Revenue          $4,229 MILLION
Customers              3.1 MILLION
*As of 12/31/94

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MERGER BENEFITS

            We believe that the merger of Northern States Power Company and Wisconsin Energy Corporation will create a stronger company with key strategic advantages in a competitive market for energy, including low-cost energy and a more diverse service area.

            Shareholders will be participants in a larger company with greater financial flexibility, strength and improved cash flow. The transaction is designed to be tax-free to shareholders of both companies. We believe the merger will create numerous opportunities for enhancing shareholder value, including:

            - Providing opportunities for continued increases in
              earnings and dividends for shareholders at a level greater than they would have been without the creation of Primergy.

            - Achieving cost savings that will enable NSP and WEC's
              utility subsidiary to propose a reduction in retail electric rates of 1.5 percent in 1997, followed by a rate freeze through the year 2000.

            - Improving our ability to thrive in a more competitive
              environment.

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            [Graph of the holding company structure illustrating
            Primergy Corporation as the parent corporation and Northern States Power Company, Wisconsin Energy Company, NRG Energy, Inc. and "Other Subsidiaries" as the subsidiaries of Primergy Corporation]

COST SAVINGS

We estimate the Primergy merger will create savings, net of costs to achieve, of about $2 billion over the next 10 years. Savings are expected to result primarily from:

- Labor cost reductions achieved by eliminating duplicate functions within corporate and operations areas.

- Combining corporate and administrative programs.

- Purchasing economies in fuel and natural gas procurement.

- Streamlining nuclear and other operations.

The regulatory process will determine the allocation of these benefits between customers and shareholders. Primergy will seek regulatory treatment that will allow an equitable level of benefits to flow to shareholders.

ENHANCED ECONOMIC DEVELOPMENT AND COMMUNITY INVOLVEMENT

Lower energy prices resulting from the merger should make the combined service area more attractive to business and stimulate economic growth in the region. Further, the merger should foster:

- Continued commitment to the community through the resources of Primergy and its subsidiaries in philanthropic and volunteer programs.

- Strong community partnerships in economic development activities.

PRIMERGY: STRUCTURE

Primergy will be a registered public utility holding company. After the merger, Northern States Power Company and Wisconsin Energy Company-a consolidation of Wisconsin Energy's existing utility subsidiaries (Wisconsin Electric Power Company and Wisconsin Natural Gas Company)--will continue to operate under those names as the principal subsidiaries of Primergy. NRG Energy, Inc. (a non-regulated subsidiary with interests in independent, non-regulated power and energy businesses in the United States and other countries) and other non-regulated businesses of NSP and WEC also will be subsidiaries of Primergy.

HEADQUARTERS

Primergy will be a Wisconsin corporation with its headquarters in Minneapolis. The two operating utilities will maintain their current headquarters, Northern States Power Company in Minneapolis and Wisconsin Energy Company in Milwaukee.

MANAGEMENT

The transaction documents contemplate that, following completion of the merger, James J. Howard will serve as chairman and chief executive officer of Primergy, and Richard A. Abdoo will become vice chairman, president and chief operating officer of Primergy. Abdoo will become chief executive officer of Primergy on or about May 1998. Howard will continue as chairman of Primergy until his expected normal retirement date in July 2000. Abdoo will become chairman of Primergy upon Howard's retirement.

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ANSWERS TO CERTAIN QUESTIONS YOU MAY HAVE

How many shares of Primergy common stock will I receive for every share of NSP common stock I own?

NSP shareholders will receive 1.626 shares of Primergy common stock in exchange for every one share of NSP common stock they own. For example, if you own 1,000 shares of NSP common stock, you will receive 1,626 shares of Primergy common stock.

How many shares of Primergy common stock will I receive for every share of WEC common stock I own?

Each share of WEC common stock will remain outstanding as one share of Primergy common stock. For example, if you own 1,000 shares of WEC common stock, you will own 1,000 shares of Primergy common stock.

How was the exchange ratio derived?

The transaction is a true "merger of equals." NSP and WEC have roughly the same market capitalization, and bring equal value to Primergy. Accordingly, the exchange rate was calculated to ensure that NSP's shareholders as a group and WEC's shareholders as a group (based on shares outstanding on April 20, 1995) each received 50 percent of the equity in Primergy.

Will I receive a new stock certificate in the exchange?

If you hold a certificate representing NSP common stock, it will be exchanged for a Primergy certificate. You will receive further information on how to make the exchange after the merger is final, and you should continue to hold your NSP certificate until notified. WEC certificates and certificates representing NSP preferred stock do not have to be exchanged and will remain valid following the merger.

If you hold either NSP or WEC shares in a stock plan or place your current certificates into a stock plan, your shares will be automatically converted without the issuance of a new certificate.

What about fractional shares of stock?

Fractional shares of Primergy common stock that result from the exchange of NSP common stock will be paid in cash and will need to be reported on your tax filings. If you choose to place your NSP common shares in NSP's Dividend Reinvestment and Stock Purchase Plan, or if you currently hold shares in that Plan, such shares so held at the time of the merger will be fully converted into full and fractional shares of Primergy common stock, eliminating the tax filing requirements associated with the receipt of cash for a fractional share.

What happens to the preferred stock?

The holders of preferred stock of NSP (which for regulatory reasons will reincorporate in Wisconsin) will receive in exchange the same number of shares of preferred stock in the successor Wisconsin corporation with identical terms. The preferred stock of Wisconsin Electric Power Company, WEC's utility subsidiary, will remain outstanding after the transaction.

Will I be taxed on the exchange of stock?

No. It is a condition of the transaction that the parties receive opinions of their tax counsel, based upon a ruling from the Internal Revenue Service, that for federal income tax purposes the exchange of stock (other than cash paid in lieu of fractional shares) will qualify as a tax-free transaction.

Please note that shareholders of NSP preferred and common stock have the right to dissent to the merger, as explained more fully in the enclosed proxy materials. NSP shareholders who do so will be subject to tax on any gains that are realized.

Will the merger affect the current dividend policy of NSP or WEC?

Both companies expect to continue with their current dividend policies until the merger is completed. We anticipate that Primergy will adopt NSP's dividend payment level adjusted for the exchange ratio. NSP currently pays $2.70 per share

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annually, and WEC's annual dividend rate is currently $1.47 per share. Based on the exchange ratio and NSP's current dividend rate, the pro forma dividend rate for Primergy as of today would be $1.66 per share. Both companies have historically increased their dividends consistently and anticipate that such policies will continue, both before and after the merger, subject to board action based on such factors as earnings performance, financial condition, capital requirements and regulatory constraints.

Did independent financial advisors review the exchange ratio?

Yes. Financial advisors were retained by both companies. The advisors, Goldman, Sachs & Co. for NSP and Barr Devlin & Co. Incorporated for WEC, each rendered an opinion as to the fairness of the exchange ratio to shareholders. Additional information is included in the proxy materials enclosed.

How will Primergy's board be structured?

The board initially will be composed of 12 directors, half from NSP and half from WEC.

Will gas utility and non-utility operations be sold?

Divestiture of the gas utility and certain non-utility operations of the two companies might be required under the registered holding company structure. However, we will seek approval from the Securities and Exchange Commission to retain these businesses. If divestiture ultimately is required, the Securities and Exchange Commission historically has allowed companies sufficient time to accomplish it in a manner that protects shareholder value.

How long will it take to complete the merger?

We anticipate the transaction can be completed by the fourth quarter of 1996, subject to receipt of all required approvals.

Apart from shareholder votes, what approvals are necessary to complete the merger?

We recently filed for Federal Energy Regulatory Commission approval. The merger also requires approval of various other agencies, including the Securities and Exchange Commission, the Nuclear Regulatory Commission, the Federal Trade Commission and state regulators in Minnesota, Wisconsin and other states where the companies conduct business.

What effect will the merger have on local control?

Local control will be maintained. After the merger, headquarters of the two principal operating subsidiaries, Northern States Power Company and Wisconsin Energy Company, will remain in their current locations in Minneapolis and Milwaukee. The companies will continue to pay taxes to the states and localities they serve and to work with their local regulatory bodies.

When the transaction is complete, we expect that NSP-Wisconsin will merge into Wisconsin Energy Company, and its office in Eau Claire, Wisconsin, would no longer need to operate as a corporate headquarters office. Primergy will continue, however, to provide strong community support and to work with communities to keep western Wisconsin healthy and vital.

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For more information, contact:

NORTHERN STATES POWER COMPANY

GENERAL INFORMATION
Fred Eiselein
Shareholders Department
612-330-6959 or 1-800-527-4677

INVESTOR/FINANCIAL INFORMATION
Richard Kolkmann
Investor Relations
612-330-6622

WISCONSIN ENERGY CORPORATION

GENERAL INFORMATION
Alan Anthony
Stockholder Services
800-881-5882

INVESTOR/FINANCIAL INFORMATION
James Schubilske
Financial Services
414-221-2592

This information booklet does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in the accompanying Joint Proxy Statement/Prospectus of NSP and WEC, including the Annexes thereto and the documents incorporated therein by reference. Shareholders are urged to read these materials in their entirety. THIS INFORMATION BOOKLET MAY NOT BE USED IN CONNECTION WITH THE SOLICITATION OF NSP AND WEC SHAREHOLDERS' VOTES ON THE MERGER UNLESS ACCOMPANIED OR PRECEDED BY THE JOINT PROXY STATEMENT/PROSPECTUS.

                                                PRINTED ON RECYCLED PAPER [LOGO]

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